Stratasys Ltd.
c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344 (952) 937-3000	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124 +972-74-745-4400

August 23, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Austin Pattan, Esq. and Matthew Crispino, Esq.

Re:	Stratasys Ltd. (the “Company”)
Registration Statement on Form F-4
Originally Filed June 20, 2023
File No. 333-272759

Dear Messrs. Pattan and Crispino:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-272759) be accelerated by the Securities and Exchange Commission to 5:30 p.m., Eastern Daylight Time, on August 25, 2023 or as soon as possible thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by email or telephone call to Viktor Sapezhnikov, Esq., of Wachtell, Lipton, Rosen & Katz, at VSapezhnikov@wlrk.com or 212-403-1122, and to Jonathan M. Nathan, Adv., of Meitar Law Offices, at jonathann@meitar.com or +972-3-6103157, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Sincerely,

STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

cc:	Vered Ben Jacob, Adv., Chief Legal Officer, Stratasys Ltd.
Eitan Zamir, Chief Financial Officer, Stratasys Ltd.

Adam O. Emmerich, Esq., Wachtell, Lipton, Rosen & Katz
Viktor Sapezhnikov, Esq., Wachtell, Lipton, Rosen & Katz

J. David Chertok, Adv., Meitar Law Offices
Jonathan M. Nathan, Adv., Meitar Law Offices
Jonathan Atha, Adv., Meitar Law Offices